NEWS RELEASE

New York – AG	July 20, 2023
Toronto – FR
Frankfurt – FMV

First Majestic Produces 6.3 million AgEq Oz in Q2 2023 Consisting of 2.6 million Silver Ounces and 45,022 Gold Ounces; Announces Updated 2023 Guidance and Management Update

Vancouver, BC, Canada - First Majestic Silver Corp. ("First Majestic" or the "Company") is pleased to announce that total production in the second quarter of 2023 reached 6.3 million silver equivalent (“AgEq”) ounces, consisting of 2.6 million silver ounces and 45,022 gold ounces. Approximately 94% of total production, or 6.0 million AgEq ounces, was produced from the Company’s three Mexican operations, the San Dimas, Santa Elena and La Encantada mines. The Company’s fourth operation, the Jerritt Canyon mine in Nevada, USA, processed most of its remaining ore stockpiles and work in process (“WIP”) inventory throughout April and May and produced 4,364 ounces of gold during its partial quarter.

In the first half of 2023, the Company produced 5.2 million silver ounces and 105,616 gold ounces, or approximately 14.0 million AgEq ounces. In the second half of 2023, the Company is expecting to produce between 5.3 to 5.9 million silver ounces and 86,000 to 95,000 gold ounces, or approximately 12.4 to 13.8 million AgEq ounces, at an all-in sustaining cost (“AISC”) range of $17.69 to $18.92 per AqEq ounce.

As of April 24, 2023, all activities at the Jerritt Canyon processing plant were discontinued following the Company’s previously announced temporary suspension of mining operations on March 20, 2023.

Q2 2023 HIGHLIGHTS

•Higher Q2 Silver Production from Mexican Operations: The Company’s Mexican operations produced 2.6 million silver ounces and 40,658 gold ounces, or approximately 6.0 million AqEq ounces in the quarter. Silver production increased 4% over the prior quarter primarily due to higher tonnes processed at San Dimas and slightly higher silver grades and recoveries at Santa Elena.

•Santa Elena’s Dual-Circuit Plant Achieves Record Quarterly Recovery Rates: Metallurgical recoveries of Ermitaño’s ore achieved record quarterly rates as a result of strong operational performance of the recently commissioned dual-circuit plant. Gold and silver recoveries averaged 94% and 52%, respectively, in the second quarter.

•19 Drill Rigs Active: The Company completed a total of 42,285 metres of drilling across all sites in the second quarter, representing a 15% increase over the prior quarter. Throughout the quarter, up to 19 drill rigs were active consisting of eight rigs at San Dimas, six rigs at Santa Elena, two rigs at La Encantada, and three rigs at Jerritt Canyon.

•Safety: In Q2 2023, the consolidated Total Reportable Incident Frequency Rate (TRIFR) was 1.07 and the Lost Time Incident Frequency Rate (LTIFR) was 0.36.

“During the quarter, silver production from our Mexican operations improved as a result of higher processed tonnes and grades,” said Keith Neumeyer, President & CEO. “San Dimas and La Encantada have been steady producers in the first half of 2023 and Santa Elena is now well positioned for significant production growth in the second half of 2023 as we traverse back into a higher grade area of the Ermitaño mine. At Jerritt Canyon, all contractors are now offsite and processing activities have been suspended. We plan to continue advancing our exploration efforts at Jerritt Canyon following the recent drill results which demonstrates the robust exploration potential of this project.”

PRODUCTION TABLE	Q2	Q2	Y/Y	Q1	Q/Q
	2023	2022	Change	2023	Change
Ore processed/tonnes milled	733,170	903,791	(19)%	845,868	(13)%
Silver ounces produced	2,633,411	2,775,928	(5)%	2,543,059	4%
Gold ounces produced	45,022	59,391	(24)%	594	(26)%
Silver equivalent ounces produced	6,320,971	7,705,935	(18)%	7,627,108	(17)%

Quarterly Mine by Mine Production Table:

Mine	Ore Processed	Tonnes per Day	Ag Grade (g/t)	Au Grade (g/t)	Ag Recovery	Au Recovery	Ag Oz Produced	Au Oz Produced	AgEq Oz Produced
San Dimas	227,065	2,495	245	2.92	95%	96%	1,690,831	20,509	3,372,418
Santa Elena	213,878	2,350	39	3.12	52%	94%	142,037	20,073	1,788,596
La Encantada	260,986	2,868	127	0.01	75%	90%	800,543	76	806,789
Jerritt Canyon*	31,240	n/a	—	4.90	—	89%	—	4,364	353,168
*Partial quarter at Jerritt Canyon following the suspension of mining activities on March 20, 2023.
–Certain amounts shown may not add exactly to the total amount due to rounding differences.
–The following prices were used in the calculation of silver equivalent ounces: Silver: $24.13 per ounce; Gold: $1,976 per ounce.

At the San Dimas Silver/Gold Mine:

•San Dimas produced 3,372,418 AgEq ounces during the quarter consisting of 1,690,831 ounces of silver and 20,509 ounces of gold. Silver and gold production increased 6% and 2%, respectively, compared to the prior quarter primarily due to a 4% increase in tonnes processed.
•The mill processed a total of 227,065 tonnes of ore with average silver and gold grades of 245 g/t and 2.92 g/t, respectively.
•Silver and gold recoveries during the quarter averaged 95% and 96%, respectively.
•The Central Block and Sinaloa Graben areas contributed approximately 75% and 25%, respectively, of the total production during the quarter.
•During the quarter, up to eight underground drill rigs completed a total of 16,588 metres of drilling on the property.

At the Santa Elena Silver/Gold Mine:

•Santa Elena produced 1,788,596 AgEq ounces during the quarter consisting of 142,037 ounces of silver and 20,073 ounces of gold. Total production decreased 15% primarily due to processing lower gold grades at the Santa Elena plant when compared to the prior quarter.
•The mill processed a total of 213,878 tonnes of ore from Ermitaño containing average silver and gold head grades of 39 g/t and 3.12 g/t, respectively.
•Silver and gold recoveries from Ermitaño reached new quarterly records averaging 52% and 94%, respectively, during the quarter. The increased recoveries are the result of the robust operational performance of the new 3,000 tpd filter press and dual-circuit plant.
•During the quarter, up to six drill rigs consisting of four surface rigs and two underground rigs, completed 16,373 metres of drilling on the property.

At the La Encantada Silver Mine:
•During the quarter, La Encantada produced 800,543 ounces of silver, representing a 4% decrease compared to the prior quarter. The lower production was mostly due to drought conditions in the area which limited water availability and reduced the utilization of the ball mills. The Company has hired a geophysical consultant to help determine pilot well drill targets in an effort to locate additional water sources.
•The mill processed a total of 260,986 tonnes of ore with an average silver grade and recovery of 127 g/t and 75%, respectively. Stope production from the new Beca Zone began in the quarter and contributed 46,849 tonnes with average silver grades of 166 g/t.
•During the quarter, up to two underground rigs completed 1,950 metres of drilling on the property.

At the Jerritt Canyon Gold Mine:

•During its partial quarter, Jerritt Canyon produced 4,364 ounces of gold by processing most of its remaining ore stockpiles and WIP inventory throughout April and May. As of April 24, 2023, all activities at the Jerritt Canyon processing plant were suspended following the Company’s previously announced temporary suspension of mining activities on March 20, 2023.
•The mill processed a total of 31,240 tonnes of ore with an average gold grade and recovery of 4.90 g/t and 89%, respectively.
•During the quarter, up to three underground drill rigs completed 7,375 metres of drilling on the property.

OUTLOOK

The Company is revising its full year 2023 guidance to reflect changes due to production variances including improved milling efficiencies at Santa Elena’s dual-circuit plant, improved silver and gold grades from the Ermitaño mine, the exclusion of gold production at Jerritt Canyon as a result of the previously announced temporary suspension, as well as incorporating changes to metal price assumptions, foreign exchange rates, and production impacts from the first half of 2023. Details of the changes and their expected impacts are presented below:

1.Higher production in the second half of 2023 is expected at Santa Elena due to strong recovery performance of the dual-circuit plant and processing higher silver and gold grades from the Ermitaño mine. Total production is expected to increase to between 4.7 to 5.2 million AgEq ounces in the second half of 2023, or 27% higher based on the guidance midpoint compared to the first half of 2023.
2.As a result of the previously announced temporary suspension at Jerritt Canyon, the Company has assumed there will be no gold production from Jerritt Canyon in the second half of 2023.
3.Increased silver and gold price assumptions in the second half of 2023 to $23.50/oz and $1,950/oz, respectively, which reduces the silver to gold ratio to 83:1.
4.As a result of the continued strength of the Mexican Peso, the Company is now assuming a 17:1 (MXN:USD) ratio in the second half of 2023 compared to the original guidance of 20:1.

As a result of these adjustments, the Company's estimate for 2023 full year silver production has increased slightly to an estimated range of 10.5 to 11.2 million ounces compared to prior guidance of 10.0 to 11.1 million ounces. Additionally, 2023 gold production is now estimated to range between 190,000 to 201,000 ounces compared to the prior guidance of 277,000 to 310,000 ounces. As a result, total 2023 production is estimated to range between 26.2 to 27.8 million AgEq ounces compared to the prior guidance of 33.2 to 37.1 million AgEq ounces.

The Company is also providing guidance below on a mine-by-mine basis for the second half of 2023.

GUIDANCE FOR SECOND HALF 2023

	Silver Oz (M)	Gold Oz (K)	Silver Eqv Oz (M)	Cash Cost	AISC

Silver:				($ per AgEq oz)	($ per AgEq oz)
San Dimas, Mexico	3.1 – 3.5	38 – 42	6.3 – 7.0	11.03 – 11.64	14.77 – 15.46
Santa Elena, Mexico	0.7 – 0.8	48 – 53	4.7 – 5.2	12.04 – 12.66	14.78 – 15.44
La Encantada, Mexico	1.5 – 1.7	0	1.5 – 1.7	17.78 – 18.77	20.76 – 21.92
Total Production	5.3 – 5.9	86 - 95	12.4 – 13.8	12.23 – 12.89	17.69 – 18.92
•Certain amounts shown may not add exactly to the total amount due to rounding differences.
•Consolidated AISC includes general and administrative cost estimates and non-cash costs of $2.04 to $2.28 per AgEq ounce.
•Cash Costs and AISC are non‐GAAP measures and are not standardized financial measures under the Company's financial reporting framework. These measures have been calculated on a basis consistent with historical periods. See "Non-GAAP Financial Measures" below.

In the first half of 2023, the Company produced a total of 14.0 million AgEq ounces consisting of 5.2 million ounces of silver and 105,616 ounces of gold. In the second half of 2023, the Company expects to produce 12.4 to 13.8 million AgEq ounces. Silver production is expected to range between 5.3 to 5.9 million ounces, or 8% higher based on the guidance midpoint when compared to the first half of the year due to anticipated higher silver grades and recoveries at Santa Elena. Additionally, gold production is now expected to range between 86,000 to 95,000 ounces, or 14% lower based on the guidance midpoint when compared to the first half of 2023. The decrease in gold production is primarily due to the suspension of Jerritt Canyon partially offset by higher gold production at both San Dimas and Santa Elena.

Cash costs in the second half of 2023 are expected to be within the range of $12.23 to $12.89 per AgEq ounce. In addition, AISC are expected to be within a range of $17.69 to $18.92 per AgEq ounce in the second half of 2023. The stronger than normal Mexican Peso has increased operating costs in Mexico. The Company continues to implement cost savings initiatives that are expected to partially offset the exchange rate impact. As of July 2023, the Peso reached a new 7-year high compared to the US Dollar.

A mine-by-mine breakdown of the revised full year 2023 production guidance is included in the table below and assumes the prices for calculating AgEq ounces are the same as previously stated above.

GUIDANCE FOR FULL YEAR 2023

	Silver Oz (M)	Gold Oz (k)	Silver Eqv Oz (M)	Cash Cost	AISC

Silver:				($ per AgEq oz)	($ per AgEq oz)
San Dimas, Mexico	6.4 – 6.8	78 – 83	12.9 – 13.7	11.06 – 11.41	14.79 – 15.19
Santa Elena, Mexico	0.9 – 1.0	91 – 97	8.5 – 9.1	12.51 – 12.92	15.62 – 16.06
La Encantada, Mexico	3.1 – 3.3	—	3.1 – 3.3	17.01 – 17.52	19.85 – 20.44
Mexico Consolidated:	10.5 – 11.2	169 – 180	24.5 – 26.1	12.33 – 12.72	17.23 – 17.66

Gold:				($ per AuEq oz)	($ per AuEq oz)
Jerritt Canyon, USA	—	21	1.7	2,881	3,267
Total Production				($ per AgEq oz)	($ per AgEq oz)
Consolidated	10.5 – 11.2	190 – 201	26.2 – 27.8	13.63 – 14.07	19.37 – 20.15
* Certain amounts shown may not add exactly to the total amount due to rounding differences.
* Consolidated AISC includes general and administrative cost estimates and non-cash costs of $2.15 to $2.28 per AgEq ounce.
* Cash Costs and AISC are non‐GAAP measures and are not standardized financial measures under the Company's financial reporting framework. These measures have been calculated on a basis consistent with historical periods. See "Non-GAAP Financial Measures" below.

REVISED CAPITAL BUDGET

In an effort to maintain its strong balance sheet and manage inflationary pressures, the Company has updated its annual 2023 capital budget to include the reallocation of development and exploration expenditures across its operations and investments in projects. As a result, the Company has reduced its planned 2023 capital investments by 26% to $139.7 million consisting of $64.3 million of sustaining investments and $75.4 million of expansionary investments.

The revised 2023 annual budget includes total capital investments of $74.4 million on underground development, $29.7 million towards property, plant and equipment, $29.2 million on exploration and $6.5 million towards efficiency and corporate projects.

Revised 2023 Capital Budget ($millions)	Sustaining	Expansionary	Total
Underground Development	39.9	34.5	74.4
Exploration	—	29.2	29.2
Property, Plant and Equipment	22.9	6.7	29.7
Corporate Projects	1.5	5.0	6.5
Total	$64.3	$75.4	$139.7
*Certain amounts shown may not add exactly to the total amount due to rounding differences.

In the first half of 2023, the Company completed 19,649 metres of underground development and 78,973 metres of exploration drilling. Under the revised 2023 budget, the Company is now planning to complete a total of approximately 34,400 metres of underground development in 2023, representing a 15% decrease compared to the original guidance. In addition, the Company is now planning to complete a total of approximately 162,300 metres of exploration drilling in 2023, representing a 34% decrease compared to the original guidance.

Q2 2023 EARNINGS AND DIVIDEND ANNOUNCEMENT

The Company is planning to release its second quarter 2023 unaudited financial results, and to announce the second quarter dividend payment, and shareholder record and payable dates on August 3, 2023.

MANAGEMENT CHANGES

In support of the reorganization and future growth of the Company, the Corporate Secretary and General Counsel positions have been combined into a single position under the leadership of Keith Neumeyer. Samir Patel, LL.B., a securities lawyer with over 14 years of post-call experience in securities and corporate law, has been appointed as the Company’s General Counsel & Corporate Secretary. Prior to joining First Majestic, Mr. Patel was General Counsel and Corporate Secretary of First Mining Gold Corp., a Canadian gold development company, where he spent over seven years as one of the founding members of First Mining’s management team. During his tenure at First Mining, Mr. Patel was key to the successful completion of numerous equity financings, mergers and acquisitions and project transactions. He commenced his legal career as an associate in the Securities and Capital Markets group of a leading Canadian law firm. As a result of the reorganization, Connie Lillico has left the Company after 16 years of service and we thank Connie for her dedication over the years. In addition, Sophie Hsia has also left the Company and we thank her for her efforts over the past four years.

ABOUT THE COMPANY

First Majestic is a publicly traded mining company focused on silver and gold production in Mexico and the United States. The Company presently owns and operates the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine, and the La Encantada Silver Mine as well as a portfolio of development and exploration assets, including the Jerritt Canyon Gold project located in northeastern Nevada.

First Majestic is proud to offer a portion of its silver production for sale to the public. Bars, ingots, coins and medallions are available for purchase online at its Bullion Store at some of the lowest premiums available.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll-free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer, President & CEO

Non-GAAP Financial Measures

This press release includes reference to certain financial measures which are not standardized measures under the Company's financial reporting framework. These measures include cash costs per silver equivalent ounce produced, all-in sustaining cost (or “AISC”) per silver equivalent ounce produced, total production cost per tonne, average realized silver price per ounce sold, working capital, adjusted EPS and cash flow per share. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. These measures are widely used in the mining industry as a benchmark for performance but do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures disclosed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For a complete description of how the Company calculates such measures and a reconciliation of certain measures to GAAP terms please see "Non-GAAP Measures" in the Company's most recent management discussion and analysis filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov and which is incorporated by reference herein.

Cautionary Note Regarding Forward Looking Statements

This press release contains “forward‐looking information” and "forward-looking statements” under applicable Canadian and U.S. securities laws (collectively, “forward‐looking statements”). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments. Forward-looking statements include, but are not limited to, statements with respect to: release of the Company’s financial statements; dividends; the Company’s business strategy; future planning processes; commercial mining operations; the timing and amount of estimated future production; ore feed and grades; recovery rates; mine plans and mine life; costs and timing of development at the Company's projects; capital projects and exploration activities and the possible results thereof. Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. Consequently, guidance cannot be guaranteed. As such, investors are cautioned not to place undue reliance upon guidance and forward-looking statements as there can be no assurance that the plans, assumptions or expectations upon which they are placed will occur. All statements other than statements of historical fact may be forward‐looking statements. Statements concerning proven and probable mineral reserves and mineral resource estimates may also be deemed to constitute forward‐looking statements to the extent that they involve estimates of the mineralization that will be encountered as and if the property is developed, and in the case of measured and indicated mineral resources or proven and probable mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “target”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward‐looking statements”.

Actual results may vary from forward-looking statements. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward-looking statements, including but not limited to: the duration and effects of the coronavirus and COVID-19, and any other pandemics or epidemics on our operations and workforce, and the effects on global economies and society; general economic conditions including inflation risks; actual results of exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; commodity prices; variations in ore reserves, grade or recovery rates; actual performance of plant, equipment or processes relative to specifications and expectations; accidents; labour relations; relations with local communities; changes in national or local governments; changes in applicable legislation or application thereof; delays in obtaining approvals or financing or in the completion of development or construction activities; exchange rate fluctuations; requirements for additional capital; government regulation; environmental risks; reclamation expenses; outcomes of pending litigation; limitations on insurance coverage as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in the Company's most recent Annual Information Form, available on www.sedar.com, and Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although First Majestic has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

The Company believes that the expectations reflected in these forward‐looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward‐looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.